Exhibit 99.1

ASX Market Announcement

Appendix 4C & Quarterly Business Update – March 2024

Launching our most comprehensive test and expanding into new global markets

Melbourne, Australia, 30 April 2024: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, releases its Appendix 4C and Quarterly business update for the quarter ending 30 March 2024 (Q3 FY24).

Key highlights:

●	Cash Receipts totalling A$1.8m for the quarter ending March 2024.	●	Launching “Know Your Risk” event in Pasadena California in May co-hosted by world renowned Breast Surgeon Dr Kristi Funk and CEO Humanise Health Krystal Barter.

●	Launched targeted digital strategy for geneType CIT Sales in the United States, driving the highest level of brand engagement ever seen.	●	Announced the development of the geneType Comprehensive Risk Assessment Test building on the success of the Comprehensive Hereditary Breast and Ovarian Cancer (HBOC) test including more than 200 high penetrant genes.

●	Demonstrating clinician adoption – the Company has seen an increase commercial samples for the geneType portfolio of over 500%, compared to the prior corresponding 6 month period.	●	Post quarter activities - Closed US$2M registered direct offering subsequent to the end of the quarter, issuing 30 million shares in accordance with prior shareholder approval.

●	Initiated a pilot study which includes geneType Breast Cancer Risk Assessment Test in Breast Imaging Centres across the U.S.

●	Shareholders approved the Company to raise up to $15 million at the Extraordinary General Meeting held on 20 March 2024.

Commenting on the Company’s quarterly performance, Chief Executive Officer Simon Morriss said:

“The team is making remarkable progress, especially in unlocking areas such as the pathway to profitability, largely driven by the growing acceptance of geneType in Australia and the USA.

Additionally, our new digital marketing efforts are delivering unprecedented levels of consumer engagement, and we are poised to significantly boost sales in the near future.

The continuous rise in geneType adoption, coupled with enhanced brand engagement, is not only steering the company towards our profitability goals, but also positively impacting lives by identifying individuals at risk of diseases earlier, improving health outcomes for millions worldwide”.

Genetic Technologies Limited www.geneType.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Operational Highlights

Significant Increase in Volume of Commercial Sales and Volume of GeneType Tests

GTG is seeing the growing adoption of geneType with Health Care Practitioners (HCPs) in more than 12 U.S. states, Canada and nationally in Australia. Commercial tests received for the 6 months ending March 31, 2024 increased by more than 500%, when compared with the same period last year, demonstrating the company is well on the pathway to profitability. This adoption and clinical utility demonstrate clinicians’ commitment to offering an improved standard of care to patients and willingness to adopt new technology into clinical practice.

U.S Customer Digital Media Sales Campaign

In February the Company announced the launch of a wide-reaching Direct to Consumer (DTC) digital advertising campaign in the United States. This comprehensive program will drive Consumer Initiated Testing (CIT) for the company’s geneType Risk Assessments Tests. The campaign commenced at end of March 2024 and will scale up throughout the remainder of the year. The U.S. DTC wellness testing market is projected to reach $4.9 billion by 2032 from $878.9 million in 2022 with annual growth rate of 18.86%1. GTG’s strategy ensures the company’s geneType Risk Assessment test portfolio will be able to access this rapidly growing market segment in the U.S.

Established GeneType Pilot Study in US Breast Screen Imaging Centres

GTG is establishing a clinical implementation study with leading breast imaging centres in New York, Miami and Houston. The initiative will pilot the integration of the geneType into breast imaging centres, assisting in the streamlining of care and moving the geneType Breast Cancer Risk Assessment Test into routine use in these centres.

Launch of Comprehensive Risk Assessment Test

In March the Company announced the development of the company’s most advanced risk assessment test for serious diseases, building on the success of the Comprehensive Hereditary Breast and Ovarian Cancer (HBOC) test. This innovation will be a world first, including over 200 high penetrant genes to unlock the hereditary disease risk added to its current multi-test associated with the most common cancers, cardiovascular disease and type 2 diabetes. The new test enables doctors to identify nearly 100% of people at risk of disease going; beyond family history, which is only responsible for 5-15%. Importantly, the test includes sporadic non-hereditary disease which is linked to the remaining 85% of people.

Capital Management

At an extraordinary general meeting of the Company held on 20 March 2024, shareholders provided approval for the Company to raise up to $15 million by the issue of securities to institutional and otherwise exempt investors.

On 26 March 2024, the Company announced it had secured a $600k short-term loan facility with Radium Capital to provide additional working capital. This represented 80% of the estimated R&D Tax Incentive for the six months to 31 December 2023. The loan is secured against the R&D Tax Incentive refund for the 2024 financial year and will attract an interest charge of 1.33% per month.

Subsequent to the end of the quarter, on 23 April 2024 the Company announced the closing of a US$2 million registered direct offering for the purchase and sale of 1,000,000 American Depositary Shares (“ADSs), each representing 30 ordinary shares of the Company, at a purchase price of US$2.00 per ADS. In addition, the Company issued warrants to purchase up to 1,000,000 ADSs. The warrants have an exercise price of US$2.00 per ADS, are exercisable upon issuance and will expire five years following issuance.

1 https://www.businesswire.com/news/home/20230308005478/en/United-States-DTC-Direct-to-Consumer-Wellness-Testing-Market-Report-2023-A-4.946-Billion-Market-by-2032---The-Shift-from-Physician-Focused-to-a-Consumer-Focused-Healthcare-Industry-Bodes-Well---ResearchAndMarkets.com

Financial and Cashflow Overview

At the end of March 2024, the Company had A$1.8 million in cash and cash equivalents. Cash receipts from customers for the quarter were A$1.83 million. Cash outflow for operating activities was A$2.6 million.

During the quarter, the Company made A$98k of payments to related parties of the entity, and their associates, disclosed at item 6.1 of the Appendix 4C. The payments related to director and consulting fees (inclusive of GST) on normal commercial terms.

Authorised for release by the Board of Genetic Technologies Limited

-END-

Enquiries

Simon Morriss

Chief Executive Officer

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.geneType.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Rulr 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)

17 009 212 328	31 March 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities	1,826	3,880
1.1	Receipts from customers
1.2	Payments for	(109)	(611)
	(a) research and development
	(b) product manufacturing and operating costs	(879)	(2,760)
	(c) advertising and marketing	(409)	(1,524)
	(d) leased assets	(87)	(260)
	(e) staff costs	(2,070)	(5,755)
	(f) administration and corporate costs	(856)	(3,316)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	26	145
1.5	Interest and other costs of finance paid	(3)	(5)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	1,748
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(2,561)	(6,632)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
	(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	(1)	(29)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(1)	(29)

3.	Cash flows from financing activities	-	-
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	601	601
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	601	601

4.	Net increase / (decrease) in cash and cash equivalents for the period	3,729	7,853
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,561)	(6,632)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1)	(29)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	601	601
4.5	Effect of movement in exchange rates on cash held	14	(11)
4.6	Cash and cash equivalents at end of period	1,782	1,782

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	1,782	1,229
5.2	Call deposits	-	2,500
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,782	3,729

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	98
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $98k. The payments related to the director fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	601	601
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	189	46
7.4	Total financing facilities	790	647
7.5	Unused financing facilities available at quarter end		143
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well. *

1.	Secured – Radium Capital $601,000 short term loan secured by the R&D Tax Incentive refund for the 2024 year, with interest calculated at 1.33% per month
2.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
3.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,561)
8.2	Cash and cash equivalents at quarter end (item 4.6)	1,782
8.3	Unused finance facilities available at quarter end (item 7.5)	143
8.4	Total available funding (item 8.2 + item 8.3)	1,925

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.8
	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer:	Yes

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:	Yes.

Subsequent to the end of the quarter, on 23 April 2024 the company announced the closing of a US$2 million Registered Direct Offering. The placement also included the issue of 1 million ADS warrants immediately exercisable at US$2.00 per warrant which if exercised, would provide the company with an additional $US2 million ($A3.1M) of funding.

The company has the ability to issue a further 85.4 million shares or $A11.9M in accordance with the approval by shareholders at an extraordinary meeting of the company held on 20 March 2024. The company has ongoing discussions with equity advisors regarding further capital raises and will provide a further update to the market as appropriate.

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	Yes, as noted in the response to 8.6.2, the company has ongoing discussions with equity advisors to raise further capital.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	30 April 2024

Authorised by:	Kathryn Andrews
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5